Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 28, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 27, 2008, entitled “VODAFONE ANNOUNCES NEW CHIEF EXECUTIVE”.

27 May 2008

VODAFONE ANNOUNCES NEW CHIEF EXECUTIVE

Vodafone Group Plc today announces that, after five years in the role, Arun Sarin will be retiring as Chief Executive at the end of the Company’s AGM on 29th July 2008. He will be succeeded by Deputy Chief Executive Vittorio Colao.

Arun Sarin became Chief Executive in July 2003 and over the last five years has led the company through a period of significant change, both strategic and organisational.  Under his leadership Vodafone has developed and implemented a new strategy to become a total communications company, which is already delivering results. As part of its strategy Vodafone has also expanded into emerging markets including Romania, Czech Republic, Turkey, and most recently, India where Arun Sarin led the acquisition of Hutchison Essar, which is the largest foreign investment made in the country.

In portfolio management, during this time the Company also disposed of its businesses in Japan and Sweden, together with interests in Switzerland and Belgium.  In Europe the new strategy has delivered innovative products, improved revenue and significant cost reduction.

Organisationally the Company has been structured to take advantage of its significant global footprint by becoming an integrated business with a clear distinction between global and local activities.

During his time as Chief Executive the Company has also grown its proportionate customer base from 120 million to more than 260 million globally and over this period Vodafone has consistently delivered strong results. Returns to shareholders over this period have also been very positive with dividends increasing from 1.69p to 7.51p, an increase of more than 400%.   He has also built a new senior management team and taken the lead on major industry issues, including mobile broadband and internet services.

Commenting, Chairman Sir John Bond said:

“Arun has done a tremendous job as Chief Executive.  He has led the Company with distinction and navigated Vodafone through a period of rapid change.   He has developed a new strategy for the business and significantly expanded our footprint in emerging markets.  The acquisition in India was very well timed and executed. The Board has a great deal to thank him for and I would like personally to thank him for all he has done for the business and wish him and his family all the best for the future.  In Vittorio Colao we have a fine successor and I am looking forward to working with him in his new role.”

Arun Sarin said:

“It has been a privilege to lead Vodafone for the last five years and to have been involved in the company for such a long time.  I feel that I have accomplished what I set out to achieve, particularly in developing and implementing a new strategy.  I am very proud of what Vodafone and its 71,000 people have achieved and the good momentum we have in the marketplace.  I know that the business is in capable hands with Vittorio Colao.  Having worked with him for many years I know that he has the experience and vision to take Vodafone on to future success.”

Vodafone Group Plc also announced today that Non Executive Directors Michael Boskin and Jürgen Schrempp will not be seeking re-election at the AGM. Michael Boskin joined the Vodafone Board in 1999 on Vodafone’s merger with AirTouch Communications Inc, having served for a number of years previously on the AirTouch Board.  Jürgen Schrempp became a Director of Vodafone in 2000 when Vodafone completed its acquisition of Mannesmann, having been a member of Mannesmann’s Supervisory Board before then.

Sir John Bond said: “I would like to thank Michael and Jürgen for their contributions and for the different and important perspectives each has brought to our Board.  Both have served with distinction and I am very grateful for their tireless work on our Board Committees, especially Michael’s Chairmanship of the Audit Committee. Jürgen has, at one time or another, been a member of each of our principal Board Committees.  We wish them both well in the future.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel:+44 (0) 1635 664447	Tel:+44 (0) 1635 664444

Notes to Editors

Arun Sarin

Arun Sarin, aged 53, graduated from the Indian Institute of Technology with a BS in Engineering in 1975.  In 1978 he gained a MS in Engineering and a MBA from the University of California, at Berkeley.

He started his career as a management consultant before moving, in 1984, to Pacific Telesis Group in San Francisco.  Commencing in corporate development, he was instrumental in the company acquiring the first cellular licences in the US as well as winning the first cellular licence in Germany and a PCN licence in the UK.  He was subsequently appointed CFO and Chief Strategy Officer at Pacific Bell, before moving on to become Vice President and General Manager, San Francisco Bay Area Telephone Company, a Pacific Bell division with 12,000 employees.

Following the demerger from Pacific Telesis of the mobile and paging businesses to form AirTouch Communications, Arun was appointed Senior Vice President Corporate Strategy and Development where he developed and implemented a growth strategy encompassing partnerships and acquisitions, which included the merger with US West’s wireless business.

On becoming President and CEO, AirTouch International, Arun was responsible for the acquisition of wireless licences in several overseas territories and establishing the management teams of these new ventures.

He then became President of AirTouch Communications where he was responsible for managing the cellular and paging operations in 14 countries and was a key negotiator in the successful merger of AirTouch with Vodafone Group Plc.  Within the combined business, Vodafone AirTouch Plc, he was appointed CEO US/Asia Pacific region, managing the Group’s operations in the US, Asia and Australasia.  In addition, he headed the global mobile internet division, responsible for the introduction of wireless internet services.

In 2000, with the successful merger of Vodafone AirTouch’s US businesses with those of Bell Atlantic and GTE to form Verizon Wireless, Arun, whilst maintaining a non-executive directorship of Vodafone AirTouch Plc, became CEO of Infospace, a provider of mobile internet content and directory services.

In 2001 he joined Accel-KKR Telecom, a telecom investment and management business, where he evaluated numerous opportunities in the telecommunications industry around the world and oversaw the acquisition of Bell Canada’s Yellow Pages business.

In April 2003 he became CEO designate of Vodafone Group Plc and assumed the post of Chief Executive on July 30th 2003.

Prior to becoming Chief Executive, Arun had been a Non-Executive Director of The Gap Inc, The Charles Schwab Corporation and Cisco Systems Inc. In July 2005, he was appointed to the Court of Directors at the Bank of England.

Vittorio Colao

Vittorio Colao, aged 46, was appointed Chief Executive, Europe and Deputy Group Chief Executive of Vodafone Group Plc in October 2006.

Vittorio holds a Business Degree cum Laude from Bocconi University and an MBA with Honours from the Harvard Business School.

Between 2004 and 2006 he was Chief Executive Officer of RCS MediaGroup in Milan, a leading Media Group, publishing newspapers, magazines and books in Italy, Spain, and France.

Prior to that, Vittorio held the post of Regional CEO, South Europe, Middle East and Africa, of Vodafone Group Plc, and he was an Executive Director on the main Board.  Before the Vodafone acquisition, Vittorio was COO and CEO of Omnitel Pronto Italia, now Vodafone Italy.

Vittorio spent the early part of his career (1996-98 and 1991-96) at McKinsey & Co, where he was a Partner in the Milan office, working on media, telecommunications and industrial goods. He headed the Finance practice, and was responsible for the office recruiting of consultants.

Vittorio worked in 1989/1990 for Morgan Stanley Investment Bank division, in London, and Mondadori, the Italian publisher.

Vittorio has been a Non-executive Director and member of the Remuneration Committee of RAS Insurance, then listed on the Milan stock Exchange (now merged with Allianz SE), and was previously a Non-executive Director and Chairman of the Remuneration Committee of Finmeccanica, the Italian quoted defence and aerospace conglomerate. During his tenure at RCS, he was also a member of the Board and the Executive Committee of the European Oncology Institute, in Milan. Currently, he is a member of the Executive Committee of the Aspen Institute, Italy and of Fondazione CAF in Milan (active with children under legal protection).

Vittorio married in 1992, and has two children.  He is reserve officer of the Italian Carabinieri Army.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 28, 2008	By:
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary